Exhibit 99.1

BW LPG Limited - Financial Results for Q3 2024

Singapore, 2 December 2024

Highlights and Subsequent Events

-	Another good quarter for shipping with TCE income - Shipping Q3 2024 concluded at US$46,800 per available day and US$46,500 per calendar day (total).

-	Avance Gas vessels deliveries commenced 1 November and a total of nine ships are expected to be delivered in time to receive Q3 dividends.

-	The nine ships represent a share issuance of 14.4 million shares, increasing the total shares outstanding eligible for Q3 dividend from 132.3 million to 146.7 million. When all twelve ships are delivered, total shares outstanding will amount to 151.6 million.

-	Declared a Q3 2024 cash dividend of US$0.42 per share, representing 100% payout ratio of Shipping NPAT. This amounts to US$61.6 million based on 146.7 million shares outstanding.

-	BW Product Services generated a net accounting profit of US$58M in Q3, comprising a negative US$14.4M of realised trading result and US$85.8M of unrealised MTM gain from cargo and paper positions.

o	The high accounting profit does not represent an immediate uplift to the Company’s dividend capacity as it stems from MtM valuation of unrealised positions.

-	BW LPG signed a new seven-year US$460M RCF at a competitive margin in Nov 2024 and voluntarily prepaid as well as cancelled the US$400M Facility in Oct 2024.

-	Strategic fleet renewal with sale of 2007-bult BW Cedar, and purchase of 2019-built BW Kizoku.

Financial Performance

BW LPG Limited (“BW LPG”, the “Company”, NYSE ticker code: “BWLP”, OSE ticker code: “BWLPG.OL”) reported a Q3 2024 Net Profit After Tax (NPAT) of US$ 120 million, yielding an annualised return on equity of 30%. The Q3 profit attributable to equity holders of the company was US$ 105 million, and earnings per share was US$ 0.79.

The Company’s net leverage ratio was 21% in Q3 with available liquidity at US$ 750 million at the end of the quarter. Avance Gas vessel deliveries commenced 1 November and a total of nine ships are expected to be delivered in time with the right to receive Q3 dividend. The nine ships represent a share issuance of 14.4 million shares increasing total shares outstanding eligible for Q3 dividend from 132.3 million to 146.7 million. The Board has declared a cash dividend of US$ 0.42 per share, representing 100% payout ratio of Shipping NPAT and an annualised dividend yield of 14%. Total Q3 dividend amount to US$61.6 million based on 146.7 million shares outstanding.

Commercial Performance Shipping – Q3 VLGC freight rates averaged US$ 46,800 per available day or US$ 46,500 per calendar day, with 98% fleet utilisation. Time Charter Equivalent (TCE) income was US$ 145.5 million for the quarter, and our India subsidiary contributed a stable TCE income of US$ 32.9 million for Q3.

Product Services – Product Services reported a US$ 71.7 million gross profit for Q3. After considering other expenses, comprising mainly of G&A and income tax expenses, Product Services reported a net profit after tax of US$ 58.5 million for the quarter. This accounting profit does not immediate uplift the Company's dividend capacity as it stems from MTM valuation of unrealised positions which will fluctuate and realise over time.

Corporate Update

With reference to the press release dated 19 November 2024, BW LPG announced a strategic fleet renewal, with the sale of 2007-built BW Cedar for further trading, and the exercise of a purchase option for 2019-built BW Kizoku.

BW LPG’s 52% owned subsidiary BW LPG India sold its 2007-built vessel BW Cedar for approximately US$65 million. On a 100% basis, the sale is expected to generate a net book gain of around US$33 million and about US$51 million in net cash after repayment of its existing bank loan. The vessel will be delivered to the new owners in Q1 2025.

BW LPG also declared a purchase option for BW Kizoku, for a consideration of US$69.8 million, expected to be delivered in January 2025.

Through these transactions, BW LPG are renewing its fleet by capitalizing on strong asset prices in the second-hand market for older vessels while acquiring a modern vessel at a competitive price translating to a new building equivalent of US$ mid-80 million.

Please see press release for further information here: https://www.bwlpg.com/media/pressrelease/bw-lpg-limited-strategic-fleet-renewal-with-sale-and-purchase-of-very-large-gas-carriers/

Market Update

The third quarter of 2024 began on a challenging note for VLGC owners, as the Panama Canal normalized operations, putting sailing distances and VLGC utilization under pressure. Weather and technical issues also meant fluctuations in export volumes. This translated to volatility in spot rates, swinging as low as US$23,000/day and US$50,000 during the quarter.

In the US, export volumes were negatively affected in July by Hurricane Beryl. Subsequently, exports rebounded in August. Towards the end of September however, one export terminal announced it had to close for unscheduled maintenance due to problems with their chilling capacity. This negatively impacted overall VLGC loadings in both September and October. These issues were eventually resolved, and going into November, all major US Gulf Coast export terminals were running at full capacity.

Despite these challenges, LPG exports carried on VLGCs out of North America grew 6.7% in the third quarter, compared to the same period in 2023, reflecting the strong underlying trend in production and exports.

The new locks in the Panama Canal are operating near full capacity, with the old locks increasing throughput as well. While this reduces fleet wide inefficiencies, LNG carriers and dry bulk vessels are also gradually returning to the canal, increasing the competition for transit slots.

In the Middle East, OPEC+ announced in early November that the voluntary production cut would be extended to the end of December. The voluntary production cut contributed to LPG on exports on VLGCs only growing 0.6% for the third quarter compared to Q3 2023.

Fleet Capacity

Year-to-date, 20 new VLGC vessels have been delivered, and there are plans for the delivery of 2 more throughout the remaining months of 2024, and 13 VLGCs for delivery in 2025. Established shipbuilders are indicating deliveries no earlier than 2027 for new VLGC orders.

VLGC Freight Market Outlook

Following a quarter with disruptions in exports and volatility in rates, it is encouraging to note that LPG export terminals are again back to high levels of exports. Going forward, several terminal expansion projects in the US, are expected to support growth for North American LPG export growth in the high single-digits for the next three years.

Middle East LPG exports are expected to grow in the mid-single digits over the coming years, driven by higher gas production from new projects in Qatar, UAE and other countries in the region.

Furthermore, Chinese PDH plants are currently operating at above average run-rates, with 5 and 6 new PDH plants scheduled to start up in 2025 and 2026 respectively, supporting growth in LPG imports.

The Houston-Chiba FFA market for CAL2025 is currently trading at ~US$ 40,000 per day, although with limited liquidity.

The spot market is expected to fluctuate however, driven by weather changes, geopolitical situation, Panama Canal availability and other drivers of the VLGC market.

Q3 2024 Earnings Presentation and Interim Financial Report

Please see the attachments for the Q3 2024 Earnings Presentation and Interim Financial Report.

-	BW LPG Q3 2024 Earnings Presentation

-	BW LPG Q3 2024 Interim Financial Report

BW LPG will present its financial results at 14:00hrs CET today. The presentation will be hosted by Kristian Sørensen (CEO) and Samantha Xu (CFO).

The Presentation will be held live via Zoom. Please register at the link below: https://bit.ly/BWLPGQ32024EP

A presentation recording will also be available after the event on the Company’s website at: https://www.investor.bwlpg.com

For further information, please contact:

Kristian Sørensen, CEO

Samantha Xu, CFO
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at www.bwlpg.com

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.